ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA  30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

October 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:                             Steadfast Apartment REIT, Inc.

File No. 333-191049

Dear Mr. McTiernan:

This letter sets forth the response of our client, Steadfast Apartment REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated October 3, 2013 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.                                      Comment:                                     Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus.  For example only, we note your disclosure in the “Multifamily Property Market Overview” section starting on page 43.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:                                        The Issuer will provide the Commission with copies of all such materials in paper form under separate cover.

2.                                      Comment:                                     Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, please refer to Item 19.D of Industry Guide 5.  Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:                                        The Issuer will provide the Commission with all sales materials proposed to be transmitted to prospective investors, orally or in writing, including those materials intended for broker-dealer use only. The Issuer confirms that it will continue to provide sales materials to the Commission prior to use for the duration of the Issuer’s offering.

3.                                      Comment:                                     Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•                                          Disclose that you are an emerging growth company;

•                                          Describe how and when a company may lose emerging growth company status;

•                                          Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                                          State your election under Section 107(b) of the JOBS Act:

•                                          If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                          If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:                                        The Issuer has revised the cover page of the prospectus and page 19 in response to the Staff’s comment.

4.                                      Comment:                                     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:                                        Please be advised that no written communications or research reports of the type described have been prepared to date. If and when such written communications or research reports are prepared, the Issuer will supplementally provide copies of those communications and/or research reports to the Staff.

5.                                      Comment:                                     Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:                                        The Issuer will include a logo in the current prospectus, a copy of which is attached as Exhibit A. The Issuer will provide the Commission with copies of any additional graphics, maps, photographs and related captions or other artwork that the Issuer intends to use in the Issuer’s prospectus as soon as such materials become available.  The Issuer confirms that no graphics and pictorial representations will be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review thereof.

6.                                      Comment:                                     We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response:                                        The Issuer has analyzed the applicability of Regulation M to its share repurchase plan and determined that the elements of its share repurchase plan are consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

7.                                      Comment:                                     Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan.  We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response:                                        The Issuer has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan and determined that the elements of its share repurchase plan are consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

8.                                      Comment:                                     Please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.  Please specifically address the information provided by Axiometrics as we note that you have filed a consent but have disclaimed expert status.  Refer to Securities Act Compliance and Disclosure Interpretation 141.02.

Response:                                        The Issuer entered into an arrangement with Axiometrics, Inc. pursuant to which the Issuer paid a fee to Axiometrics to use certain statements and graphic presentations (i.e., charts and graphs) in the “Multifamily Property Market Overview” section of the Registration Statement. The statements and graphic presentations were prepared by Axiometrics based on market research previously prepared by Axiometrics in the course of its business as an independent provider of multifamily data and research. In accordance with Rule 436 of the Securities Act, the Issuer has filed as Exhibit 23.5 to the Registration Statement a consent of Axiometrics in which Axiometrics expressly consents to the references to Axiometrics in the Registration Statement and the use in the Registration Statement of the statements and graphic presentations provided by Axiometrics.

9.                                      Comment:                                     Please tell us why you concluded that Crossroads is not a “sponsor” for purposes of the prior performance tables.

Response:                                        The Issuer determined that Crossroads Capital Group, LLC (“Crossroads”) is not a sponsor of the Issuer for purposes of the Issuer’s prior performance disclosure because none of the Issuer’s executive officers or directors are employed by or otherwise affiliated with Crossroads, and only one member of the management team of the Issuer’s advisor is affiliated with Crossroads. As a result, Crossroads does not exercise any significant degree of control over the Issuer. In addition, Crossroads has not funded, and will not fund, any of the Issuer’s organizational or offering costs.

Will the distributions I receive be taxable?, page 3

10.                               Comment:                                     Please revise the disclosure to expand the causes of distributions being paid in excess of earning and profits.  Based on disclosure elsewhere in the prospectus it does not appear that return of capital distributions are simply a function of depreciation charges.

Response:                                        The Issuer has revised the disclosure on page 3 in response to the Staff’s comment.

Share Repurchase Plan, page 16

11.                               Comment:                                     Please revise to confirm that “Purchase Price” reflects the full amount paid, including underwriting commissions.  If so, given that prior to the time of an NAV calculation the per share amount paid in a repurchase will in all cases exceed the per share net proceeds paid to the company at the time of sale, please include a summary risk factor that shareholders will be diluted by repurchases.

Response:                                        The Issuer has revised the disclosure on pages 8, 17 and 20 elsewhere as appropriate in response to the Staff’s comment.

The amount of distributions we make is uncertain . . . , page 21

12.                               Comment:                                     Please revise to specifically address the dilution to new investors caused by distributions made to shareholders prior to the time of investment that are in excess of earnings.

Response:                                        The Issuer has revised the disclosure on page 21 in response to the Staff’s comment.

We may compete with affiliates . . . , page 29

13.                               Comment:                                     Please revise to provide additional details on the extent to which affiliates may compete with the registrant, such as information on the number of programs with a similar investment strategy, whether they are currently raising funds, and the amount of cash currently available for investment.

Response:                                        The Issuer has revised the disclosure on page 29 in response to the Staff’s comment.

Estimated Use of Proceeds, page 41

14.                               Comment:                                     Please revise your table to also reflect the estimated use of proceeds if the minimum amount of shares of common stock in the primary offering is sold.  Please refer to Instruction 1 to Item 504 of Regulation S-K and 3.B of Industry Guide 5.  In addition, please tell us why the O&O expenses are estimated at 2-3.29% when the maximum percentage appears to be 5%.

Response:                                        The Issuer has revised the disclosure on page 41 in response to the Staff’s comment. Pursuant to the Issuer’s charter, the maximum amount of organization and offering expenses (excluding sales commissions and dealer manager fees) that the Issuer may pay is 5.0% of gross offering proceeds (assuming 10.0% of gross offering proceeds are used to pay sales commissions and dealer manager fees). Notwithstanding the 5.0% maximum, the Issuer has estimated that organization and offering expenses for the maximum and the mid-point primary offering will be 2.0% and 3.30%, respectively. The Issuer discloses that all amounts shown in the Estimated Use of Proceeds table are estimates and that the Issuer’s actual use of proceeds may vary from what is projected in the table.

Change in Investment Objectives and Policies, page 61

15.                               Comment:                                     We note your disclosure that the methods of implementing your investment objectives and policies, except as otherwise provided in your organizational documents, may be altered without the approval of your stockholders.  Further, we note your disclosure that your primary investment objectives themselves and other investment policies and limitations specifically set forth in your charter may only be amended if approved by your stockholders.  Please revise your disclosure to explain the types of changes that may be made without the approval of your stockholders and the changes that require approval of your stockholders.

Response:                                        The Issuer has revised the disclosure on page 61 in response to the Staff’s comment.

Directors and Executive Officers, page 65

16.                               Comment:                                     For each named executive officer and/or director, please ensure that you have disclosed the principal experiences and occupations of each person during the past five years as required by Item 401(e) of Regulation S-K.  For example only, please revise the disclosure regarding Ms. Neyland to identify her principal experiences and occupations from February 2011 to October 2011 and from December 2008 to June 2009 and the disclosure regarding Mr. Keating to identify his principal experiences and occupations from January 2011 to April 2011.  In addition, please revise your disclosure of Mr. Meserve’s background on page 74 to provide the information required by Item 401(e) of Regulation S-K.

Response:                                        The Issuer has revised the disclosure on pages 66-67 and 74 in response to the Staff’s comment.

Management Compensation, page 75

Organizational and Offering Stage, page 75

17.                               Comment:                                     We were unable to recalculate the estimated amount of $14,000,000 of “Organization and Offering Expenses — Advisor and Affiliates” if the midpoint is sold based on your disclosure.  Please revise your disclosure as appropriate or advise.

Response:                                        The Issuer has revised the disclosure on page 75 and elsewhere as appropriate in the prospectus in response to the Staff’s comment.

Conflicts of Interest, page 80

18.                               Comment:                                     We note your disclosure that your sponsor has sponsored 38 privately offered prior real estate programs and one public, non-listed REIT.  However, we also note that your conflicts discussion appears to only address conflicts with Steadfast Income REIT.  Please revise your disclosure to specifically identify all affiliate programs and entities that directly compete with you and briefly explain how these affiliated programs and entities compete with you or otherwise advise.

Response:                                        The Issuer has revised the disclosure on page 80 in response to the Staff’s comment.

Syndicated Tax Credit Programs, page 88

19.                               Comment:                                     Please provide us support for the IRRs cited in the disclosure.  Please tell us how you determined it was appropriate to provide IRRs only for these particular properties.

Response:                                        The Issuer has revised the disclosure on page 88 to delete the references to IRR in response to the Staff’s comment.

Adverse Business Developments, page 88

20.                               Comment:                                     Please provide a more detailed explanation of the status of the Steadfast Yuba programs.  In addition, based on the disclosure in Tables III and IV, please tell us why you have not cited any of those programs as programs that experienced adverse business developments.

Response:                                        The Issuer has revised the disclosure on page 88 in response to the Staff’s comment. The programs included in Tables III and IV of the Issuer’s prior performance tables invested in commercial retail properties, as opposed to multifamily properties (the investment focus of the Issuer), and as a result the Issuer believes that any adverse business developments experienced by such programs are not material to investors in the Issuer’s offering. In addition, the Issuer has disclosed on page 88 that the leasing rates and rental income of certain of the commercial properties owned by Steadfast Companies were adversely impacted by the general downturn in the economy during 2008-2010. This disclosure is applicable to the programs included in Tables III and IV of the Issuer’s prior performance tables which performed relatively poorly during the periods covered in Tables III and IV.

Funds from Operations and Modified Funds from Operations, page 95

21.                               Comment:                                     Refer to the last paragraph on page 96.  Please explain to us why the shorter life of a non-traded REIT makes backing out acquisition expenses from FFO to get MFFO a better indicator of operating performance.

Response:                                        The Issuer believes that it is appropriate to exclude acquisition expenses in the calculation of MFFO due to changes in accounting promulgations under GAAP which require acquisition expenses to be expensed as-incurred. If not excluded, acquisition expenses would have a disproportionate impact on the Issuer’s reported MFFO during the Issuer’s initial years of operation when it will be engaged in significant investment activity. In addition, it is particularly important for a public, non-listed REIT that is initially raising capital as a “blind pool” such as the Issuer to be able to provide an indication of the sustainability of its operating performance after the end of its acquisition period. Due to its relatively short life, and the relatively limited period of time between the end of its acquisition stage and its targeted exit strategy, the Issuer will be adversely affected to a greater degree by a measure of operating performance such as MFFO which does not exclude acquisition expenses than an issuer with an unlimited life.

Appendix A: Prior Performance Tables, page A-1

22.                               Comment:                                     We note your disclosure that the prior real estate programs presented in the tables are considered to have similar investment objectives to yours.  Please revise your disclosure to include a discussion of the factors that you considered in determining which previous programs had similar investment objectives to you.  Please refer to Instruction 1 to Appendix II of Industry Guide 5.

Response:                                        The Issuer has revised the disclosure on page A-1 in response to the Staff’s comment.

Table I, page A-2

23.                               Comment:                                     The “Acquisition Cost” portion of the table should reflect the full purchase price of the property, including amounts paid through indebtedness.  In addition, any amounts paid to affiliates should be noted.  Please revise accordingly.  Alternatively, we would not object if the information about the acquisition costs and leverage were omitted.  Refer to CF Disclosure Guidance Topic No. 6.

Response:                                        The Issuer has revised Table I in in response to the Staff’s comment.

Table II, page A-3

24.                               Comment:                                     We note that your disclosure in the table identifies compensation paid to your sponsor or its affiliates in the most recent three years from a total of 122 other residential programs, 6 other hospitality programs and 12 syndicated tax credit programs.  However, in the introduction paragraph to the table, you indicate that this table shows compensation paid to your sponsor for “prior real estate programs for which the offerings have closed in the most recent three years through December 31, 2012 and one other prior real estate program that paid compensation . . . but has not closed.”  It appears based on Table I on page A-2 that your sponsor has had only one offering that closed in the most recent three years through December 31, 2012, which is Woodranch Holdings, LLC.  In addition, we note your disclosure in the “Prior Performance Summary” on page 85 indicates that your sponsor has directly or indirectly sponsored 38 privately offered prior real estate programs and one public, non-listed REIT.  Please revise your disclosure as appropriate or advise us how these disclosures are consistent.

Response:                                        The Issuer has revised Table II in in response to the Staff’s comment.

Item 37. Undertakings, page II-3

25.                               Comment:                                     We note in your undertaking identified as (2) you state “that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment may be deemed . . . .”  Please revise this undertaking to include the language provided in Item 512(a)(2) of Regulation S-K.

Response:                                        The Issuer has revised the language of undertaking (2) on page II-3 in response to the Staff’s comment.

Exhibit Index

26.                               Comment:                                     Please file all required exhibits as promptly as possible.

Response:                                        The Issuer will file all required exhibits when they are available.

27.                               Comment:                                     We note the exhibit list includes numerous “form of” agreements or other documents.  Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement.  Please note that you are required to file a final legal opinion and tax opinion and final, executed articles of incorporation prior to effectiveness.  Please see Item 601(b) of Regulation S-K.

Response:                                        Prior to the effectiveness of the Registration Statement, the Issuer will file final, executed versions of each agreement and document listed in the exhibit index.

28.                               Comment:                                     Please revise the opinion to replace “contemplated method of operations” with “proposed method of operations as described in the Registration Statement.”

Response:                                        The Issuer has revised the language of the form of legal opinion in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:                        Ana Marie del Rio

Exhibit A